CREAM MINERALS LTD.

(an exploration stage company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended September 30, 2008 and 2007

(The Company’s independent auditor has not performed a review of these interim consolidated financial statements)

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Interim Consolidated Balance Sheets

	September 30,	March 31,
	2008	2008

Assets

Current assets
Cash and cash equivalents	$ 60,978	$ 13,294
Taxes recoverable	204,317	198,882
Accounts receivable and prepaid expenses	34,266	59,845
	299,561	272,021

Mineral property interests (Notes 4 and 10)	3,177,786	4,765,477
Equipment (Note 5)	33,883	234,706
Investments (Note 6)	7,742	24,769
Reclamation and other deposits	18,000	18,000

	$ 3,536,972	$ 5,314,973

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$ 353,270	$ 232,524
Accounts payable, related parties (Note 8)	1,501,170	1,100,183
	1,854,440	1,332,707
Shareholders’ equity
Share capital (Note 7)
Authorized: Unlimited number of common shares without par value
Issued and fully paid: 50,812,588 (March 31, 2008 – 47,921,073) common shares	24,311,128	23,776,948
Warrants	485,005	402,443
Contributed surplus	1,483,497	1,431,756
Accumulated other comprehensive losses	(23,964)	(6,937)
Deficit	(24,573,134)	(21,621,944)
	1,682,532	3,982,266
	$ 3,536,972	$ 5,314,973

Going concern and nature of operations (Note 1)

Subsequent events (Note 4)

See accompanying notes to interim consolidated financial statements.

Approved on behalf of the board of Directors

/s/Frank A. Lang

/s/Robin Merrifield

Frank A. Lang

Robin Merrifield

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Interim Consolidated Statements of Operations

(unaudited – prepared by management)

	Three Months Ended September 30,		Six Months Ended September 30,
	2008	2007	2008	2007

Expenses
Amortization	$ 103	$ 103	$ 205	$ 420
Finance costs (Note 8 (c))	10,672	--	21,000	--
Foreign exchange	4,768	691	4,991	27,986
Legal, accounting and audit	43,949	13,820	53,583	24,649
Management fees	37,500	32,500	80,000	67,000
Office and administration	42,807	30,373	90,724	55,196
Property investigations	--	1,343	--	1,703
Salaries and benefits	51,604	47,867	90,333	80,699
Shareholder communications	72,187	81,862	165,058	152,605
Stock-based compensation	19,591	108,082	40,879	279,067
Travel and conferences	2,147	1,636	4,479	1,971
Write-down of mineral property interests	2,105,100	--	2,400,438	--
Interest and other income	(434)	(703)	(500)	(2,908)
	2,389,994	317,574	2,951,190	688,388

Loss for the period	2,389,994	317,574	2,951,190	688,388

Deficit, beginning of period	22,183,140	18,965,980	21,621,944	18,595,166

Deficit, end of period	$ 24,573,134	$ 19,283,554	$ 24,573,134	$ 19,283,554

Loss per share, basic and diluted	$ 0.05	$ 0.01	$ 0.06	$ 0.02

Weighted average number of common shares outstanding – basic and diluted	50,456,775	44,242,782	48,560,209	43,917,925
Number of common shares outstanding at end of period	50,812,588	44,708,809	50,812,588	44,708,809

Interim Consolidated Statements of Comprehensive Income

(Unaudited – prepared by management)

	Three months ended September 30,		Six months ended September 30,
	2008	2007	2008	2007
Loss for the period before comprehensive income	$ (2,389,994)	$ (317,574)	$ (2,951,190)	$ (688,388)
Unrealized (losses) gains on investments	(6,900)	(20,027)	(17,027)	2,868
Comprehensive loss	$ (2,396,894)	$ (337,601)	$ (2,968,217)	$ (685,520)

See accompanying notes to interim consolidated financial statements.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Interim Consolidated Statements of Shareholders’ Equity
Three and six months ended September 30, 2008 and 2007

	Common Shares Without Par Value		Share Subscriptions	Warrants	Contributed Surplus	Accumulated Other Comprehen-sive Losses	Deficit	Total Shareholders’ Equity
	Shares	Amount
Balance, March 31, 2007	41,801,343	$ 21,482,992	$ --	$ 349,830	$ 816,439	$ --	$ (18,595,166)	$ 4,054,095
Stock options exercised	1,145,500	392,564	--	--	(140,434)	--	--	252,130
Warrants exercised and expired	1,745,300	785,385	--	(173,291)	173,291	--	--	785,385
Private placements, less share issue costs	2,750,500	938,591	--	225,904	--	--	--	1,164,495
Mineral property interests
Stephens Lake – Trout Claims	16,666	13,166	--	--	--	--	--	13,166
Cedar Property	50,000	24,250	--	--	--	--	--	24,250
Bonus shares	411,764	140,000	--	--	--	--	--	140,000
Stock-based compensation	--	--	--	--	582,460	--	--	582,460
Transition adjustment to opening balance	--	--	--	--	--	2,602	--	2,602
Unrealized loss on investments for the year	--	--	--	--	--	(9,539)	--	(9,539)
Loss for the year	--	--	--	--	--	--	(3,026,778)	(3,026,778)
Balance, March 31, 2008	47,921,073	23,776,948	--	402,443	1,431,756	(6,937)	(21,621,944)	3,982,266
Private placements, less share issue costs	2,669,435	483,890	--	82,562	--	--	--	566,452
Finders’ shares	172,080	40,290	--	--	--	--	--	40,290
Mineral property interests
Wine claims	50,000	10,000	--	--	--	--	--	10,000
Stock-based compensation	--	--	--	--	51,741	--	--	51,740
Unrealized loss on investments for the period	--	--	--	--	--	(17,027)	--	(17,026)
Loss for the period	--	--	--	--	--	--	(2,951,190)	(2,951,190)
Balance, September 30, 2008	50,812,588	$ 24,311,128	$ --	$ 485,005	$ 1,483,497	$ (23,964)	$ (24,573,134)	$ 1,682,532

See accompanying notes to interim consolidated financial statements.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Interim Consolidated Statements of Cash Flows

(unaudited – prepared by management)

	Three Months Ended September 30,		Six Months Ended September 30,
	2008	2007	2008	2007
Cash provided by (used for):

Operations
Loss for the period	$ (2,389,994)	$ (317,574)	$ (2,951,190)	$ (688,388)
Items not involving cash
Amortization	103	103	205	420
Stock-based compensation	19,591	108,082	40,879	279,067
Changes in non-cash working capital
Accounts receivable and prepaids	(8,502)	9,427	25,579	22,397
Finance costs	10,672	--	21,000	--
Taxes recoverable	363	(17,740)	(5,435)	(55,457)
Short term investments	--	--	--	35,750
Accounts payable and accrued liabilities	(14,458)	785	36,451	14,064
Write-down of mineral property interests	2,105,100	--	2,400,438	--
	(277,125)	(216,917)	(432,073)	(392,147)
Investing activities
Mineral property interests
Acquisition costs	(2,547)	(13,334)	(91,530)	(89,910)
Exploration and development costs	(297,558)	(487,319)	(484,214)	(1,159,215)
Write-down of equipment in Sierra Leone	125,869	--	125,869	--
Equipment purchases	(1,445)	(29,589)	(12,148)	(116,664)
	(175,681)	(530,242)	(462,023)	(1,365,789)
Financing activities
Common shares issued for cash	567,917	189,131	606,742	1,037,516
Advances (to) from related parties	(81,215)	331,599	335,038	547,876
	486,702	520,730	941,780	1,585,392

Increase (decrease) in cash and cash equivalents during the period	33,897	(226,429)	47,684	(172,544)
Cash and cash equivalents, beginning of period	27,081	256,371	13,294	202,486

Cash and cash equivalents, end of period	$ 60,978	$ 29,942	$ 60,978	$ 29,942

Supplemental information
Adjustment to contributed surplus for stock option exercises	$ --	$ 129,252	$ --	$ 140,434
Shares issued for mineral property interests	$ 10,000	$ 13,166	$ 10,000	$ 13,166
Stock-based compensation included in mineral property interests	$ 1,753	$ 18,562	$ 10,862	$ 148,216

See accompanying notes to interim consolidated financial statements.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the three and six months ended September 30, 2008 and 2007

(expressed in Canadian dollars)

(unaudited – Prepared by Management

1.

Going concern and nature of operations

Cream Minerals Ltd. (the “Company”) is incorporated in the Province of British Columbia under the Business Corporations Act of British Columbia, and its principal business activity is the exploration of mineral properties, currently in Mexico, Sierra Leone and Canada.

These interim consolidated financial statements have been prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business.  Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these financial statements.

The Company had a loss of $2,951,190 for the six months ended September 30, 2008, and the Company had a working capital deficiency, defined as current assets less current liabilities, as at September 30, 2008, of $1,554,879, with an accumulated deficit of $24,573,134.

The Company has capitalized $3,177,786 (March 31, 2008 – $4,765,477) in acquisition and related exploration and development costs on its mineral properties.  On the Nuevo Milenio property in Mexico, tax payments are required to be made twice yearly on an escalating basis, in January and July of each year in order to maintain the concessions.  In addition, the Company must make cash payments of $120,000 and issue 100,000 common shares, in the year ended March 31, 2009, to maintain the mineral property interests held.  At September 30, 2008, 50,000 common shares were issued and cash payments of $80,000 were made.

Without additional external funding to meet existing obligations and to finance further exploration and development work on its mineral properties, there is substantial doubt as to the Company’s ability to continue as a going concern.  Although the Company has been successful securing financing to date, there can be no assurance that additional funding will be available in the future.  The interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.  Such adjustments could be material.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the three and six months ended September 30, 2008 and 2007

(expressed in Canadian dollars)

(unaudited – Prepared by Management

2.

Significant accounting policies

(a)

Basis of presentation

The accompanying consolidated financial statements for the interim periods ended September 30, 2008 and 2007, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented.  The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year.  These financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters, which would be included in full year financial statements, and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2008.  The accounting policies followed by the Company are set out in Note 2 to the audited financial statements for the year ended March 31, 2008, and have been consistently followed in the preparation of these financial statements except that the Company has adopted the following Canadian Institute of Chartered Accountants guidelines effective for the Company’s first interim period commencing April 1, 2008:

3.

New accounting pronouncements

Accounting policy choice for transaction costs

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, “Accounting Policy Choice for Transactions Costs” (EIC 166).  This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held for trading.  Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held for trading, but permits a different policy choice for financial instruments that are not similar.  The Company has adopted EIC 166 effective April 1, 2008, which requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement.  The Company has evaluated the impact of EIC 166 and determined that no adjustments are required.

Capital disclosures

CICA handbook Section 1535, Capital Disclosures, establishes standards for disclosing information about the Company’s capital and how it is managed.  Under this standard, the Company will be required to disclose the following, based on the information provided internally to the Company’s key management personnel: (i) qualitative information about its objectives, policies and processes for managing capital; (ii) summary quantitative data about what it manages as capital; (iii) whether during the period it completed with any externally imposed capital requirements to which it is subject; and (iv) when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

This standard is effective for interim and annual financial statements beginning on January 1, 2008, or for the Company, April 1, 2008.  The Company manages its common shares, options and warrants as capital.  As the Company is in the exploration state, its principal source of funds is from the issuance of common shares.  It is the Company’s objective to safeguard its ability to continue as a going concern, so that it can continue to explore and develop its projects for the benefit of its stakeholders.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the three and six months ended September 30, 2008 and 2007

(expressed in Canadian dollars)

(unaudited – Prepared by Management

3.

New accounting pronouncements (continued)

The Company is listed on the TSX Venture Exchange.  The TSX Venture Exchange imposes certain capital requirements prior to listing; however, there are no ongoing capital requirements to remain listed on the TSX Venture Exchange.

Financial instruments disclosures

CICA Handbook Section 3862, “Financial Instruments – Disclosures”, requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the Company’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the company is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks.  The Company will be required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments.  The section requires specific disclosures to be made, including the criteria for (i) designating financial assets and liabilities as held for trading; (ii) designating financial assets as available-for-sale; and (iii) determining when impairment is recorded against the related financial asset or when an allowance account is used.  This standard is effective for interim and annual financial statements beginning on January 1, 2008, or in the case of the Company, April 1, 2008.

As of September 30, 2008, the Company’s carrying values of cash, taxes recoverable, accounts receivable, and accounts payable approximate their fair market values.

Credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash and cash equivalents, short-term investments, and accounts receivable.  The Company deposits cash and short-term investments with Canadian chartered banks with a credit rating of R-1 High or equivalent.

Currency risk

As at September 30, 2008, most of the Company’s cash and short-term investments were held in Canadian dollars.  The Company’s functional and reporting currency is the Canadian dollar.  The Company’s currency risk is nominal, as cash balances kept in United States dollars are nominal and are used for wire transfers for exploration expenditures outside of Canada incurred in local currencies or United States dollars.

Interest rate risk

Included in the loss for the period in these interim financial statements is interest income on Canadian dollar cash and short-term investments.  If interest rates throughout the period had been 10 basis points (0.1% lower (higher), then the loss for the period would have been nominal and would have had no effect on the operations of the Company.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the three and six months ended September 30, 2008 and 2007

(expressed in Canadian dollars)

(unaudited – Prepared by Management

3.

New accounting pronouncements (continued)

Liquidity risk

The Company manages liquidity risk by maintaining cash and short-term investment balances.  Liquidity requirements are managed based on expected cash flow to ensure there is sufficient capital in order to meet short-term obligations.  During the six months ended September 30, 2008, the Company completed an equity financing (Note 7), but additional working capital in some form will be required for the Company to continue operations.  To date, working capital has been provided by the Company’s chairman, Mr. Frank A. Lang, in the form of loans, which has resulted in a working capital deficiency, due to the short-term nature of the advances.

Market risks

The significant market risks to which the Company is exposed are commodity price risk, interest rate risk and foreign exchange risk.

Commodity price risk

The Company’s ability to raise capital to fund exploration or development activities is subject to risks associated with fluctuations in the market prices of gold, silver and diamonds, all commodities or precious metals that are being explored in the two mineral property interests held by the Company with significant exploration costs incurred in the previous two fiscal years.

General standards on financial statement presentation

CICA Handbook section 1400, “General Standards on Financial Statement Presentation”, has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern.  The changes are effective for interim and annual financial statements beginning on or after January 1, 2008, or April 1, 2008, for the Company.  The adoption of these changes has not had an impact on its interim financial statements.

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended March 31, 2011.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

4.

Mineral property interests

Detailed accumulated costs in respect to the Company’s mineral property interests owned, leased or held under option are disclosed in Note 11.  Property payments made on the Company’s mineral property interests during the six months ended September 30, 2008, are included in the property descriptions below.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the three and six months ended September 30, 2008 and 2007

(expressed in Canadian dollars)

(unaudited – Prepared by Management

4.

Mineral property interests (continued)

British Columbia Properties

The Company holds an option to acquire a 100% interest in the Goldsmith property comprised of the Goldsmith and Lucky Jack properties located near Kaslo, British Columbia.  The Goldsmith option agreement calls for the issuance of 200,000 common shares (issued) and cash payments totalling $110,000 ($70,000 paid) over six years.  The Lucky Jack option agreement calls for the issuance of 200,000 common shares (issued) and payments totalling $110,000 ($90,000 paid) over six years.

The Company held an option to acquire a 100% interest in the Kootenay Gemstone property located in the Nelson Mining Division, British Columbia.  The option agreement called for the issuance of 500,000 common shares (issued) and cash payments totalling $100,000 ($20,000 paid) over 72 months.  During the period, the Company returned the property to the optionors and has written off acquisition and exploration costs of $371,186.

Manitoba Properties

Wine Claims

In March 2006, the Company entered into an option agreement to acquire 100% interest in the Wine Claim, MB 3964 and Wine 1 Claim, located approximately 60 kilometres southeast of Flin Flon, Manitoba.  The Company can earn its interest by making payments totalling $105,000 ($65,000 paid) and issuing 200,000 common shares (150,000 issued) over a 48-month period.  The Company must also incur exploration expenditures on the property of $5,000 annually for four years.  On completion of these obligations, the property will be subject only to a 2.0% NSR payable to the optionor from the production of gold, silver and all base metals and other minerals.  The Company has the right to reduce the NSR royalty to 1.0% by the payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.

Grand Nickel Project, Manitoba

In October 2007, the Company entered into an agreement to acquire 100% interest in the Grand Nickel Project, being the Cedar 1, MB7355 and MEL 324B claims, located in the Thompson Nickel Belt, approximately 40 kilometres north-west of the town of Grand Rapids, Manitoba.  Terms of the option agreement were cash payments totalling $105,000 and the issuance of 200,000 common shares to the optionor over a 48-month period.  The Company was to make cash payments to the optionor of $10,000 on regulatory approval (paid); $15,000 one year following regulatory approval; $40,000 two years and $40,000 three years following regulatory approval.  The Company is to issue at its option a total of 200,000 common shares as follows: 50,000 common shares upon regulatory approval (issued); and 50,000 common shares annually on the same payment dates as the cash payments noted above.  The Company was also required to incur exploration expenditures totalling $5,000 within one year following the date of regulatory approval, $10,000 cumulative on or prior to the second anniversary; $15,000 cumulative on or prior to the third anniversary; and $20,000 cumulative on or prior to the fourth anniversary of regulatory approval.  Upon completion of the terms, the property will be subject to a 2.0% NSR payable to the optionor from the production of gold, silver and all base metals and other minerals derived from the property.  The Company had the right to reduce the NSR to 1.0% by making a payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.  After a short exploration program, the Company has returned the property to the optionor and recorded a write-down of $39,402.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the three and six months ended September 30, 2008 and 2007

(expressed in Canadian dollars)

(unaudited – Prepared by Management

4.

Mineral property interests (continued)

Casierra Diamond Licences, Sierra Leone

The Company has a 70% interest in production from two exclusive prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.  The Company entered into an agreement with Casierra Diamond Corporation. (“CDC”) and its wholly-owned subsidiary, Casierra Development Fund Inc. (“CDF”) and issued 500,000 common shares and expended US$800,000 in exploration expenditures by March 16, 2007.  A joint venture was to be formed between the parties and each party is to contribute to further expenditures on the licences in accordance with its interest, subject to certain conditions.  In the year ended March 31, 2007, the Company conducted two work programs on the claim located on the Sewa River (“onshore claim”).  The initial program showed promising test results, and the Company returned to the onshore claim in January 2008 for completion of a work program.  The initial exploration results were promising, but as the program continued, results were not those expected and as a result, the Company wrote down the onshore claim by $1,568,164 to a nominal carrying value of $1 in the year ended March 31, 2008.  Further write-downs of $1,989,850 have been recorded with respect to the onshore claims which have not been renewed, and the Company has taken a write-down of the offshore claims to a nominal carrying value of $1.

5.

Equipment

	September 30, 2008			March 31, 2008
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Vehicles	$ 119,351	$ 89,313	$ 30,038	$ 120,550	$ 54,591	$ 65,959
Office equipment	1,573	746	827	1,573	589	984
Computer equipment	11,652	8,634	3,018	19,238	11,610	7,628
Field equipment	--	--	--	258,337	128,266	130,071
Buildings	--	--	--	30,813	749	30,064
	$ 132,576	$ 98,693	$ 33,883	$ 430,511	$ 195,805	$ 234,706

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the three and six months ended September 30, 2008 and 2007

(expressed in Canadian dollars)

(unaudited – Prepared by Management

6.

Investments

	Number of Shares	Net Book Value	Accumulated unrealized holding gains (loss)	Fair Value
Publicly traded companies:
ValGold Resources Ltd.	100,000	$ 30,000	$ (23,500)	$ 6,500
Abitibi Mining Corp.	7,000	210	70	280
Stingray Resources Ltd.	2,016	698	8	706
Emgold Mining Corporation	2,000	480	(330)	150
Sultan Minerals Inc.	2,630	316	(212)	104
		31,704	(23,964)	7,740
Non-public companies:
Terra Gaia Inc.	100,000	1		1
LMC Management Services Ltd. (Note 8(a))	1	1		1
		$ 31,706	$ (23,964)	$ 7,942

	Number of Shares	Cost	Transition Adjustment	Accumulated unrealized holding gains (loss)	Fair Value
Publicly traded companies:
ValGold Resources Ltd.	100,000	$ 30,000	$ --	$ (8,000)	$ 22,000
Abitibi Mining Corp.	7,000	210	385	245	455
Stingray Resources Ltd.	2,016	698	1,762	814	1,512
Emgold Mining Corporation	2,000	480	140	(180)	300
Sultan Minerals Inc.	2,630	316	315	184	500
		31,704	2,602	(6,937)	24,767
Non-public companies:
Terra Gaia Inc.	100,000	1	--		1
LMC Management Services Ltd.	1	1	--		1
		$ 31,706	$ 2,602	$ (6,937)	$ 24,769

The Company’s investments are available-for-sale financial instruments and are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.  Terra Gaia Inc. and LMC Management Services Ltd. are private companies.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the three and six months ended September 30, 2008 and 2007

(expressed in Canadian dollars)

(unaudited – Prepared by Management

7.

Share capital

Authorized

Unlimited number of common shares without par value.

Issued and fully paid

September 30, 2008 – 50,812,588 common shares without par value (March 31, 2008 - 47,921,073 common shares without par value)

During the six months ended September 30, 2008, the Company completed a private placement financing consisting of 1,658,635 non flow-through units (“NFT Unit) at a price of $0.22 per NFT Unit, each NFT Unit consisting of one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share of the Company for a period of 12 months from closing at an exercise price of $0.25.  Compensation of 90,000 finder’s units was issued and payment of a finder’s fee of $2,912 was made with respect to this financing.  Each finder’s unit consists of one common share and one non-transferable share purchase warrant.  Each finder’s unit warrant entitles the holder, on exercise, to purchase one additional common share of the Company for a period of 12 months following the date of issue of the finder’s unit at an exercise price of $0.25.

In addition, 1,010,800 flow-through units (“FT Unit”) were issued at a price of $0.25 per FT Unit.  Each FT Unit was comprised of one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share of the Company for a period of 12 months from closing at an exercise price of $0.28.  Compensation of 81,080 finder’s units was issued and a payment of a finder’s fee of $3,088 was made with respect to this financing.  Each finder’s unit consists of one common share and one non-transferable share purchase warrant.  Each finder’s unit warrant will entitle the holder, on exercise, to purchase one additional common share of the Company for a period of 12 months following the date of issue of the Finder’s Unit at an exercise price of $0.28.

If the Company shares trade at or above $0.40 per share for 10 consecutive trading days, the Company may, at its discretion, accelerate the expiration of the Warrants and Finder’s Unit Warrants by providing notice in writing to the holders of such securities, whereby the Warrants and Finder’s Unit Warrants will expire within 30 days from the date of such written notice.

Stock options

The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The Company may issue up to 5,081,259 common shares under the current stock option plan (8,941,761 common shares under the previous plan).  As of September 30, 2008, 4,194,900 (March 31, 2008, 5,349,900) stock options have been granted and are outstanding, exercisable for up to five years.  The stock option plan provides for vesting of 25% on the date of grant and 25% every six months thereafter.

No stock options were granted during the period.  Stock-based compensation in the current period results from stock options granted in prior periods.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the three and six months ended September 30, 2008 and 2007

(expressed in Canadian dollars)

(unaudited – Prepared by Management

7.

Share capital (continued)

The following table summarizes information on stock options outstanding at September 30, 2008:

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life
$0.54	957,300	0.22 years
$0.30	416,100	1.02 years
$0.165	715,000	1.84 years
$0.50	100,000	2.70 years
$0.53	310,000	3.33 years
$0.50	1,546,500	3.55 years
$0.50	150,000	4.17 years
		2.23 years

During the period, 1,155,000 stock options exercisable at prices ranging from $0.50 to $0.85 were cancelled.  A summary of the stock options for the period ended September 30, 2008, is presented below:

	Number of Shares	Weighted Average Exercise Price
Balance, September 30, 2008	4,194,900	$0.43
Exercisable, September 30, 2008	4,119,900	$0.43

Share purchase warrants

As at September 30, 2008, the following share purchase warrants issued in connection with private placements were outstanding:

Number of Warrants	Exercise Price	Expiry Date
1,250,000	$0.50	February 21, 2009
745,000	$0.55/$0.65	November 30, 2008/09
49,600	$0.55/$0.65	November 30, 2008/09
630,250	$0.55/$0.65	December 10, 2008/09
94,040	$0.55/$0.65	December 10, 2008/09
1,010,800	$0.28	July 8, 2009
81,080	$0.28	July 8, 2009
1,658,635	$0.25	July 8, 2009
91,000	$0.25	July 8, 2009
5,610,405	$0.39

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the three and six months ended September 30, 2008 and 2007

(expressed in Canadian dollars)

(unaudited – Prepared by Management

7.

Share capital (continued)

A summary of the changes in warrants for the periods ended September 30, 2008, and March 31, 2008, is presented below:

	Number of Warrants	Weighted Average Exercise Price
Balance, March 31, 2007	5,659,500	$0.53
Exercised	(1,745,300)	$0.45
Expired	(2,664,200)	$0.60
Issued	1,518,890	$0.55
Balance, March 31, 2008	2,768,890	$0.53
Issued	2,841,515	$0.26
Balance, September 30, 2008	5,610,405	$0.39

No warrants were exercised or expired in the six months ended September 30, 2008.

8.

Related party transactions and balances

Six months ended September 30,
2008		2007
Services rendered during the period:
LMC Management Services Ltd. (a)	$ 229,494	$ 155,365
Lang Mining Corporation (b)	60,000	60,000
Kent Avenue Consulting Ltd. (c)	20,000	7,000
Fred Holcapek (d)	US 51,000	US 51,000

	September 30, 2008	March 31, 2008
Balances payable to (f):
LMC Management Services Ltd.(a)	$ 212,756	$ 89,004
Lang Mining Corporation (b)	63,000	10,500
Ainsworth Jenkins - Casierra project (b)	40,404	39,038
Directors (f)	1,185,010	961,641
	$ 1,501,170	$ 1,100,183

(a)

Management, administrative, geological and other services are provided by LMC Management Services Ltd. (“LMC”), a private company held jointly by the Company and other public companies to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently the Company has a 25% interest in LMC.  Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement, and is currently in arrears.  There is no difference between the cost of $1 and the equity value.

(b)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by Frank A. Lang, the president of the Company.  Lang Mining has provided management services to the Company at a rate of $10,000 per month since November 1, 2006.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the three and six months ended September 30, 2008 and 2007

(expressed in Canadian dollars)

(unaudited – Prepared by Management

8.

Related party transactions and balances (continued)

Frank A. Lang holds approximately 33% of the issued and outstanding shares of Casierra Diamond Corporation, incorporated in British Columbia and its wholly-owned subsidiary company, Casierra Development Fund Inc., also incorporated in British Columbia, which hold an interest in two prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.  Mr. Ben Ainsworth also holds approximately 33% of the issued and outstanding shares of Casierra Diamond Corporation.

During the year ended March 31, 2008, Mr. Lang had advanced $700,000 to the Company without interest or repayment terms.  In consideration, the Company issued 411,764 common shares to Mr. Lang as bonus shares in lieu of interest.  The value of these shares was calculated at $140,000.  Pursuant to the terms of the loan agreement, the Company is paying interest to Mr. Lang on a per annum rate of six percent (6%).  Interest is payable commencing November 30, 2007, and interest payments are payable every ninety (90) days thereafter until the loan is repaid in full.  For the six months ended September 30, 2008, the interest totals $21,000.  The loan and accrued interest thereon may be prepaid by the Company in whole or in part at any time and from time to time, without penalty.  Mr. Lang has advanced an additional $415,000 to September 30, 2008, which has been advanced without interest or repayment terms.

(c)

Consulting fees are paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.  These fees were paid through LMC, and are also included in the balance for services provided by LMC.  Any amount owing to Kent Avenue Consulting Ltd. is owed to LMC, and so is included in the net receivable or payable from or to LMC.

(d)

Fees are paid to Fred Holcapek, a director of the Company and an officer of the subsidiary in Mexico, at a rate of US$8,500 per month for administrative and geological services.

(e)

The Company’s investments in public companies include shares of Emgold Mining Corporation, Sultan, and ValGold, companies with directors and management in common with the Company. The Company also holds an interest in the Stephens Lake property jointly with Sultan and ValGold.

(f)

Balances payable to related parties, and balances receivable from related parties are non-interest bearing and due on demand.

(g)

Related parties participated in the private placements described in Note 10.  All related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9.

Financial instruments

The Company’s financial instruments are comprised of cash, taxes recoverable, and amounts due to related parties, accounts payable and accrued liabilities.  Financial instruments are recorded at cost as their fair values approximate their carrying values due to the immediate or short-term maturity of the financial instruments.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the three and six months ended September 30, 2008 and 2007

(expressed in Canadian dollars)

(unaudited – Prepared by Management

10.

Mineral property interests

Six months ended September 30, 2008	Casierra Property, Sierra Leone	Kaslo Silver Property, British Columbia	Goldsmith and Other Properties, British Columbia	Manitoba Properties, Manitoba	Nuevo Milenio Property, Mexico	Total September 30, 2008
Acquisition costs
Balance, beginning of period	$ 113,325	$ 10,337	$ 568,797	$ 163,571	$ --	$ 856,030
Incurred during the period	--	260	51,270	50,000	--	101,530
Write-downs during the period	(113,324)	--	(270,730)	(34,250)	--	(418,304)
Balance, end of period	1	10,597	349,337	179,321	--	539,256

Exploration and development costs
Incurred during the period
Assays and analysis	--	--	--	--	1,690	1,690
Community relations	32,040	--	--	--	--	32,040
Dredging and bulk sampling	112,276	--	--	--	--	112,276
Geological and geophysical	8,623	239	14,660	75,394	63,780	162,696
Site activities	279,713	27	817	133	62,491	343,181
Stock-based compensation	4,728	--	--	--	6,134	10,862
Travel and accommodation	30,955	--	4,502	--	13,015	48,472
	468,335	266	19,979	75,527	147,110	711,217
Write-downs during the period	(1,876,526)	--	(100,456)	(5,152)	--	(1,982,134)
Balance, beginning of period	1,408,191	151,762	246,931	240,597	1,861,966	3,909,447
Balance, end of period	--	152,028	166,454	310,972	2,009,076	2,638,530
Total Mineral Property Interests	$ 1	$ 162,625	$ 515,791	$ 490,293	$ 2,009,076	$ 3,177,786

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the three and six months ended September 30, 2008 and 2007

(expressed in Canadian dollars)

(unaudited – Prepared by Management

Note 10

Mineral property interests

Year ended March 31, 2008	Casierra Property, Sierra Leone	Kaslo Silver Property, British Columbia	Goldsmith and Other Properties, British Columbia	Manitoba Properties, Manitoba	Nuevo Milenio Property, Mexico	Total March 31, 2008
Acquisition costs
Balance, beginning of year	$ 199,241	$ 9,520	$ 519,773	$ 87,552	$ --	$ 816,086
Incurred during the year	23,825	817	49,024	76,019	--	149,685
Write-downs during year	(109,741)	--	--	--	-	(109,741)
Balance, end of year	113,325	10,337	568,797	163,571	--	856,030

Exploration and development costs
Incurred during the year
Assays and analysis	1,630	--	5,835	1,338	16,889	25,692
Community relations	1,582	--	--	--	--	1,582
Dredging and bulk sampling	209,233	--	--	--	--	209,233
Drilling	--	--	--	120,470	391,483	511,953
Geological and geophysical	98,871	1,064	4,069	17,485	149,596	271,085
Site activities	698,330	135	2,186	3,304	133,778	837,733
Stock-based compensation	107,225	--	--	--	60,751	167,976
Travel and accommodation	236,037	--	3,470	69,432	31,753	340,692
Trenching	--	--	11,105	--	--	11,105
	1,352,908	1,199	26,665	212,029	784,250	2,377,051
Government assistance	--	--	--	(12,800)	--	(12,800)
Write-downs during the year	(1,476,499)	--	--	--	--	(1,476,499)
Balance, beginning of year	1,531,782	150,563	220,266	41,368	1,077,716	3,021,695
Balance, end of year	1,408,191	151,762	246,931	240,597	1,861,966	3,909,447
Total Mineral Property Interests	$ 1,521,516	$ 162,099	$ 815,728	$ 404,168	$ 1,861,966	$ 4,765,477